UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 18, 2022

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

On December 18, 2022, the board of directors (the “Board”) of Hightimes Holding Corp., a Delaware corporation (the “Company” or “Hightimes”), elected and appointed Shaun Jarvis as an independent director of the Board by unanimous written consent, filling a vacancy on the Board in compliance with the Company’s bylaws. Mr. Jarvis accepted his appointment to the Board effective December 18, 2022.

Mr. Jarvis is the co-founder of the Kimball+Jarvis agency (“Kimball+Jarvis”), which maintains a particular focus on brand strategy and marketing. For nearly a decade, Jarvis’s team has worked with global companies such as Nike, Nabisco, Nordstrom, the U.S. Department of Defense, and individual artists and political candidates. Prior to starting Kimball+Jarvis, Mr. Jarvis was a commercial photographer and a professor of art for Linfield College, the Rhode Island School of Design and, most recently, New York University (“NYU”). In these positions Mr. Jarvis led both the photography and glass blowing departments, and at NYU taught Bias and Heuristics and the Rise of Internet Media. Mr. Jarvis holds an MFA in Critical Theory and Philosophy of Fine Art with a focus on visual communication.

As compensation for his service as a director, Mr. Jarvis will be entitled to receive (1) $35,000 per year after the Company becomes publicly listed, (2) $1,000 per year for in person meetings and travel expenses, and (3) 100,000 restricted stock units of the Company, vesting in substantially equal installments over a three-year period.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	December 22, 2022